PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
THREE MONTHS ENDED MARCH 31, 2013 and 2012
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

		Three months ended March 31,
		2013	2012
	Notes		(Restated)
		$	$
			(Note 2)

Revenue	6	46,321	44,004

Operating expenses		(22,463)	(18,893)
Depreciation and depletion	8	(8,152)	(6,449)
Total cost of sales		(30,615)	(25,342)

Earnings from mine operations		15,706	18,662
General and administrative expenses		(7,796)	(3,515)

Earnings from operations		7,910	15,147
Other expense		(327)	(89)
Foreign exchange (loss) gain		(1,360)	1,484
Finance income		111	137
Finance expense		(509)	(1,147)
Loss on derivative contracts		-	(20)

Earnings before income taxes		5,825	15,512

Income tax recovery	7	11,500	14,631

Net income for the period		17,325	30,143

Other comprehensive income
Exchange differences on translation of foreign operations		346	244
Total comprehensive income for the period		17,671	30,387

Basic income per share	10 (a)	0.18	0.34
Diluted income per share	10 (a)	0.18	0.31

Weighted average number of
common shares outstanding
Basic	10 (a)	97,251,956	88,259,831
Diluted	10 (a)	98,034,449	96,705,098

See accompanying notes to the consolidated financial statements.	1

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(In thousands of United States dollars)
(Unaudited)

		March 31,	December 31,
		2013	2012
	Notes
		$	$

Assets
Current assets
Cash		141,246	139,244
Trade and other receivables	16	6,377	3,792
Taxes receivable		6,010	5,914
Prepaid expenses		8,244	4,607
Inventories		9,383	11,044
Total current assets		171,260	164,601

Non-current assets
Mining interests	8	497,300	496,132
Deferred tax asset	7	23,455	9,773
Total assets		692,015	670,506

Liabilities
Current liabilities
Trade and other payables	10 ( e)	44,437	36,520
Taxes payable		1,386	2,209
Current portion of decommissioning liability		2,107	2,182
Current portion of long-term debt	9	5,000	12,786
Total current liabilities		52,930	53,697

Non-current liabilities
Taxes payable		7,532	6,055
Decommissioning liability		6,262	6,101
Long-term debt	9	27,214	27,214
Other long-term liabilities	10 ( e)	7,737	5,701
Total liabilities		101,675	98,768

Equity
Share capital	10 ( a), (b)	458,353	456,734
Warrant reserve	10 ( d)	34,237	34,237
Share-based payment reserve	10 ( c)	14,432	15,120
Foreign currency translation reserve		(718)	(1,064)
Retained earnings		84,036	66,711
Total equity		590,340	571,738
Total liabilities and equity		692,015	670,506

Commitments and contingencies (Note 15)
Subsequent event (Note 10 (e))

See accompanying notes to the consolidated financial statements.	2

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except for number of common shares)

						Foreign
					Share-based	currency
		Share capital		Warrants	payment	translation	Retained
	Notes	Shares	Amount	reserve	reserve	reserve	Earnings	Total Equity
			$	$	$	$	$	$

Balance, January 1, 2012 (as restated)	2	88,259,831	423,250	34,237	14,645	(1,450)	17,158	487,840
Foreign currency translation		-	-	-	-	244	-	244
Share-based payment	10 ( c)	-	-	-	641	-	-	641
Net income		-	-	-	-	-	30,143	30,143
Balance, March 31, 2012 (as restated)	2	88,259,831	423,250	34,237	15,286	(1,206)	47,301	518,868
Shares issued for
Conversion of Debt	9	8,422,460	30,000	-	-	-	-	30,000
Exercise of stock options	10 ( c)	523,331	3,484		(952)			2,532
Foreign currency translation		-	-	-	-	142	-	142
Share-based payment	10 ( c)	-	-	-	786	-	-	786
Net income		-	-	-	-	-	19,410	19,410
Balance, December 31, 2012		97,205,622	456,734	34,237	15,120	(1,064)	66,711	571,738
Shares issued for
Exercise of stock options	10 ( c)	230,000	1,619	-	(744)	-	-	875
Foreign currency translation		-	-	-	-	346	-	346
Share-based payment	10 ( c)	-	-	-	56	-	-	56
Net income		-	-	-	-	-	17,325	17,325
Balance, March 31, 2013		97,435,622	458,353	34,237	14,432	(718)	84,036	590,340

Total comprehensive income was $17,671 for the three months ended March 31, 2013 (March 31, 2012 - $30,387 )

See accompanying notes to the condensed consolidated interim financial statements.	3

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2013 and 2012
(In thousands Of United States dollars)
(Unaudited)

	Notes	2013	2012
		$	$

Operating activities
Earnings before income taxes		5,825	15,512
Adjustments for:
Depreciation and depletion	8	8,152	6,449
Payments relating to decomissioning liability		(53)	-
Share-based payments - stock option plan	10 (c )	56	663
Share-based payments - Phantom Share Unit Plan	10 (e )	4,902	(107)
Payments made under the Phantom Share Unit Plan	10 (e )	(650)	(229)
Loss on derivative asset		-	20
Assets written off		65	79
Unrealized foreign exchange loss (gain)		927	(1,744)
Taxes paid		(313)	(709)
Other adjustments
Finance income (disclosed in investing activities)		(111)	(137)
Finance expense		509	1,147
Cash provided by operating activities before working capital changes		19,309	20,944

Changes in non-cash working capital	11	(1,601)	1,442
Cash provided by operating activities		17,708	22,386

Investing activities
Expenditures on exploration and evaluation assets	8	(6,443)	(3,274)
Expenditures on mining interests	8	(2,301)	(4,587)
Interest received		111	137
Cash used in investing activities		(8,633)	(7,724)

Financing activities
Repayment of debt	9	(7,786)	(5,000)
Proceeds on exercise of options	10 (c )	875	-
Interest paid		-	(4,406)
Cash used in financing activities		(6,911)	(9,406)

Effect of foreign exchange rate changes on cash		(162)	251

Increase in cash		2,002	5,507
Cash, beginning of period		139,244	80,761
Cash, end of period		141,246	86,268

Supplemental cash flow information (Note 11)

See accompanying notes to the consolidated financial statements.	4

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one reportable operating segment.

The Company owns the San Dimas gold-silver mine, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico.

2.	Restatement

In the third quarter 2012, management identified that during the transition to IFRS, the Company had not taken into account a methodology difference between Canadian GAAP and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar). The comparative information presented in these financial statements has been restated to give effect to the IFRS guidance with the following impacts:

For the three months ended March 31, 2012

	As previously reported	Adjustment	As restated
Deferred taxrecovery	3,798	11,565	15,363
Retained earnings (including net income impact for same period)	51,174	(3,874)	47,300
Total equity	522,741	(3,874)	518,867
Net income	18,578	11,565	30,143
Earnings per share - basic	$0.21	$0.13	$0.34
Earnings per share – diluted	$0.19	$0.12	$0.31

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

None of the adjustments presented above affects cash taxes payable/receivable or the Company’s consolidated statement of cash flows.

3.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2013 based on current standards. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements for the year ended December 31, 2012.

These condensed consolidated interim financial statements do not include all the necessary annual disclosures in accordance with IFRS. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2012, except as disclosed below.

These condensed consolidated interim financial statements have been prepared on a historical cost basis.

The preparation of the condensed consolidated interim financial statements requires management to make estimates, judgements and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the condensed consolidated interim financial statements. If in future such estimates, judgments and assumptions, which are based on management’s best judgment at the date of the condensed consolidated interim financial statements, deviate from actual circumstances, the original estimates, judgments and assumptions will be modified as appropriate in the period in which the circumstances change.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at March 31, 2013 and the results of its operations and cash flows for the three months then ended have been made. The interim results are not necessarily indicative of results for a full year.

(a)	Basis of consolidation

These condensed consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition, all of which are wholly- owned. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas Mine, Silver Trading (Barbados) Limited (“Silver Trading”) and Primero Mining Luxembourg S.a.r.l.

(b)	Measurement uncertainties

Significant estimates used in the preparation of these financial statements include:

	(i)	the economic recoverability of exploration expenditures incurred and the probability of future economic benefits from development expenditures incurred;

	(ii)	the recoverable mineralization from the mine and related depreciation and depletion of mining interests;

(iii)

the proven and probable mineral reserves and resources, as well as exploration potential associated with the mining properties, the expected economic life of the mining properties, the future operating results and net cash flows from the mining properties and the recoverability of the mining properties;

	(iv)	the expected costs of reclamation and closure cost obligations;

(v)	the assumptions used in accounting for share-based payments;

(vi)	the provision for income and mining taxes including expected recovery and periods of reversals of timing differences and composition of deferred income and mining tax assets and liabilities; and

Significant judgments used in the preparation of these financial statements include:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(i)	accounting and presentation relating to the agreement to sell silver to Silver Wheaton Caymans (Note 5) assumed upon the Company’s acquisition of the San Dimas Mine;

(ii)	the componentization of buildings, plant and equipment, and the useful lives and related depreciation of these assets;

(iii)	the grouping of the San Dimas assets into a Cash Generating Unit (“CGU”) and the determination that the Company has just one CGU;

(iv)	the continuation of Mexican tax laws relative to the APA ruling (Note 7 (b)) and the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver;

(v)	the functional currency of the entities within the consolidated group.

Actual results may differ from these estimates and judgments as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, and could potentially have material effects on the Company’s’ consolidated financial statements. Revisions to estimates and judgments and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

4.	Changes in accounting policies and future accounting pronouncements

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. At present the Company has no open pit mining operations and as such is not impacted by this new standard. The Company announced on December 13, 2012 that it had entered into a definitive agreement with Cerro Resources NL (“Cerro”) to acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement under the Australian Corporations Act 2001 (Note 16). The transaction is due to close in May 2013. The first phase of the Cerro project will be an open pit mine and assuming the acquisition of Cerro completes as planned, the Company will apply the provisions of IFRIC 20 from initial recognition, and develop a policy for allocation of costs.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The Company applied the amendments to IAS 1 effective January 1, 2013 and accordingly has grouped OCI items as required for both the current and comparative period. For the periods presented in these financial statements, the Company only presented one amount in OCI; this related to the foreign exchange gains or losses recognized upon translation of the parent company results from its functional currency (CDN$) to the presentation currency (US$). This amount is unlikely to be recycled through the Statement of Operations in future, as it relates to the parent company (and not a subsidiary which may be disposed of in future). There is no tax impact of this amount in OCI.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation-Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights.

The Company adopted IFRS 10 on January 1, 2013 on a retrospective basis; there has been no impact upon the Company’s financial statements as a result of the adoption.

Future pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This new guidance is currently not finalized and as such management continues to monitor the guidance and the potential impact upon the Company’s financial statements.

5.	Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume the agreement, with amendments, when it acquired the San Dimas Mine. The amendments provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas Mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 3 (b)).

6.	Revenue

Revenue is comprised of the following sales:

	Three months ended March 31
	2013	2012
	$	$

Gold	40,243	38,593
Silver (Note 5)	6,078	5,411
	46,321	44,004

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As described in Note 5, for the first four years post-acquisition of the San Dimas Mine, the Company is entitled to sell 50% of silver production above a 3.5 million ounce annual threshold at market prices. The contract year for the purposes of the threshold runs from August 6 of a year to August 5 of the next year. The threshold for 2013 was met early in April 2013, while the threshold for 2012 was met in late April 2012.

7.	Income taxes

(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax recovery presented in these financial statements:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Three months ended March 31,
	2013	2012
		(Restated)
	$	$

Income before income taxes	5,825	15,512

Canadian federal and provincial income tax rate	25.00%	25.00%

Expected income tax expense	(1,456)	(3,878)

(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(114)	(402)
Share-based payments	(14)	(109)
Amounts allowable for tax purposes	2,946	3,062
Impact of Mexican inflation on tax values	3,477	4,410
Impact of foreign exchange	1,219	1,674
Impact of foreign exchange on deferred income tax assets and liabilities	8,224	11,565
Withholding taxes on intercompany interest	(1,130)	(1,201)
Benefit of tax losses not recognized	(1,652)	(490)
Income tax recovery	11,500	14,631

Income tax recovery is represented by:
Current income tax expense	(781)	(732)
Deferred income tax recovery	12,281	15,363
Net income tax recovery	11,500	14,631

     (b) The significant components of the Company’s deferred tax asset are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

	March 31,	December 31,
	2013	2012

	$	$

Non-capital losses and other future deductions	13,848	13,847
Decommissioning liability to be recovered	929	904
Other	6,203	4,464
Mineral property, plant and equipment	2,475	-
Deferred tax asset	23,455	19,215

Mineral property, plant and equipment	-	(9,442)
Deferred tax liability	-	(9,442)

Net deferred tax asset	23,455	9,773

On October 17, 2011 the Company’s Mexican subsidiary filed an application for an advance pricing agreement (“APA”) with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the silver purchase agreement. On October 4, 2012, the Mexican tax authorities ruled on the APA. The ruling confirmed that the Company's Mexican subsidiary appropriately recorded revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas Mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas Mine.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

8.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining	Exploration and	Plant,		Construction
	properties	evaluation	land and	Equipment	in	Computer
	and leases	assets	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$	$
Cost

At December 31, 2012	443,034	-	51,206	58,403	8,299	1,909	562,851
At March 31, 2013	443,034	3,374	51,808	59,899	11,586	2,025	571,726

Accumulated depreciation and depletion

At December 31, 2012	45,229	-	5,144	15,520	-	826	66,719
At March 31, 2013	50,305	-	5,718	17,450	-	953	74,426

Carrying value

At December 31, 2012	397,805	-	46,062	42,883	8,299	1,083	496,132
At March 31, 2013	392,729	3,374	46,090	42,449	11,586	1,072	497,300

All property acquired as part of the San Dimas Mine or since that point in time is pledged as security for the Company’s obligations under the silver purchase agreement and promissory note entered into upon the acquisition of the San Dimas Mine (Notes 5 & 9).

Depreciation and depletion expense for the three months ended March 31, 2013 was $7.7 million (2012 - $7.5 million), of which ($0.5) million represents the change in the inventories balance in the three months ended March 31, 2013 (2012 - $1.1 million). Borrowing costs of $0.2 million were capitalized to mining interests during the three months ended March 31, 2013 (2012 -$0.1 million) at a weighted average borrowing rate of 6% (2012 –4.90%).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

9.	Current and long-term debt

	March 31,	December 31,
	2013	2012
	$	$

Promissory note	32,214	40,000
	32,214	40,000
Less: Current portion of debt	(5,000)	(12,786)
Long-term debt	27,214	27,214

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued a promissory note for $50 million and a convertible note for $60 million to Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The convertible note was fully repaid in August 2012.

The promissory note bears interest at 6% per annum and is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly paid $7.8 million to the note holder in February 2013.

10.	Share capital

	(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

	2013	2012
Common shares issued and fully paid

At January 1	97,205,622	88,259,831
Issued during three month period (Note 10 (b))	230,000	-
At March 31	97,435,622	88,259,831

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	Three months ended March 31,
	2013	2012

Weighted average number of common shares - basic	97,251,956	88,259,831
Potentially dilutive options	782,493	22,807
Potentially dilutive convertible debt	-	8,422,460
Weighted average number of common shares - diluted	98,034,449	96,705,098

(b)	Common shares issuance

(i) During the quarter ended March 31 2013, the Company issued 230,000 common shares upon the exercise of stock options.

(c)	Stock options

Under the Company’s stock option plan (“the Rolling Plan”), the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two years; one third upon the date of grant, one third a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately. Each employee share option converts into one ordinary share of the Company upon exercise. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at March 31, 2013, the following stock options were outstanding and exercisable:

	Outstanding			Exercisable
	Number		Remaining	Number		Remaining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

July 29, 2013	125,000	4.20	0.3	125,000	4.20	0.3
July 9, 2014	10,000	2.70	1.3	10,000	2.70	1.3
August 6, 2015	4,609,490	6.00	2.3	4,609,490	6.00	2.3
August 25, 2015	1,760,000	5.26	2.4	1,760,000	5.26	2.4
November 12, 2015	460,000	6.43	2.6	460,000	6.43	2.6
November 8, 2016	300,000	3.47	3.6	100,000	3.47	3.6
March 31, 2017	75,000	2.60	4.0	25,000	2.60	4.0
November 12, 2017	60,000	6.74	4.6	-	-	-
July 9, 2019	175,000	2.70	6.3	175,000	2.70	6.3
	7,574,490	5.62	2.5	7,264,490	5.69	2.5

The following is a continuity schedule of the options outstanding for the period:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$
Outstanding at January 1, 2012	8,574,490	5.54
Exercised	(523,331)	5.12
Granted	135,000	4.44
Cancelled	(35,000)	4.20
Forfeited	(346,669)	5.21
Outstanding at December 31, 2012	7,804,490	5.57
Exercised	(230,000)	4.15
Outstanding at March 31, 2013	7,574,490	5.62

The fair value of the options granted in 2012 were calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5%, respectively. Other conditions and assumptions were as follows:

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned

November 12, 2012	60,000	3.5	6.74	1.19	51	2.56
March 31, 2012	75,000	3.5	2.60	1.39	47	0.92

(i)

Volatility was determined based upon the average historic volatility of a number of comparable companies, where sufficient history of the Company was not available, calculated over the same period as the expected life of the option. Where sufficient history was available, the volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the option.

(d)	Warrants

As at March 31, 2013 and December 31, 2012, the Company had 20.8 million warrants outstanding which are exercisable to purchase 20.8 million common shares at a price of Cdn $8.00 until July 20, 2015.

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model. This value is assigned to the warrant reserve within equity in the consolidated balance sheet.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(e)	Phantom share unit plan

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all units is $nil. The amount to be paid out in respect of units which vest under the plan is the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

On May 28, 2012 the Company’s shareholders approved the establishment of the Directors PSU plan (“Directors PSUP”). A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

As at March 31, 2013, the Company had 5,113,289 units outstanding under the PSUP with vesting dates between March 31, 2013 and February 25, 2016. These units will be paid out in cash between April 1, 2013 and December 31, 2016. On April 15, 2013, 782,949 of the cash-settled units which vested at March 31, 2013, were paid out. Also outstanding at March 31, 2013 were 245,591 units under the Directors PSUP, which vest and shall be paid in cash or shares between December 1, 2013 and December 31, 2015.

All of these units have been measured at the reporting date using their fair values. The total amount of expense recognized in the statement of operations and comprehensive income for the three months ended March 31, 2013 in relation to the PSUP and the Directors PSUP was $4.9 million (2012 - $(0.1) million). The total liability recognized at March 31, 2013 in respect of the PSUP and the Directors PSUP was $20.7 million (December 31, 2012 - $16.9 million), of which $15.0 million (December 31, 2012 - $12.9 million) is classified as a current liability, reported within trade and other payables, with the remaining $5.7 million (December 31, 2012 - $4.0 million) classified as a long-term liability, reported within other long-term liabilities.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the units as at March 31, 2013 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

	Number of	Remaining	Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

August 6, 2010	1,528,076	0.4	0.00	1.00	38	6.78
February 27, 2011	95,666	0.9	0.00	1.00	56	6.78
May 19, 2011	69,219	0.2	0.00	1.00	42	6.78
November 8, 2011	66,667	0.7	0.00	1.00	57	6.78
March 31, 2012	2,348,847	1.0	0.00	1.00	55	6.78
March 31, 2012	76,924	0.7	0.00	1.00	56	6.78
May 25th, 2012	94,231	1.2	0.00	1.00	54	6.78
August 3, 2012	9,026	1.3	0.00	1.00	54	6.78
November 12, 2012	86,706	1.6	0.00	1.00	56	6.78
February 25, 2013	814,851	1.9	0.00	1.00	56	6.78
March 28, 2013	168,667	1.7	0.00	1.00	57	6.78

(i)

Volatility was determined based upon the average historic volatility of a number of comparable companies, where sufficient history of the Company was not available, calculated over the same period as the expected life of the unit. Where sufficient history was available, the volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the unit.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

11.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Three months ended March 31,
	2013	2012
	$	$

Trade and other receivables	(2,481)	2,648
Taxes receivable	(485)	(4,361)
Prepaid expenses	(3,622)	144
Inventories	1,238	932
Trade and other payables	4,997	1,752
Taxes payable	(1,248)	327
	(1,601)	1,442

12.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three months ended March 31, 2013. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties, to fund future production in the San Dimas Mine and potential acquisitions.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 9).The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Pursuant to the terms of the promissory note (Note 9), the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and

  Commencing on the quarter ended September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and up to $5 million per year on account of acquisition opportunities.

13.	Financial instruments

The Company’s financial instruments at March 31, 2013 consist of cash, trade and other receivables, taxes receivable, taxes payable, trade and other payables, and debt.

At March 31, 2013 the carrying amounts of cash, trade and other receivables, taxes receivable, current taxes payable and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the promissory note upon initial recognition was considered to be its face value and has subsequently been carried at amortized cost. At March 31, 2013, the fair value of the promissory note was $31.9 million using a discounted future cash-flow analysis, and the fair value of long-term taxes payable was $4.4 million using a discounted future cash-flow analysis. The Company had no derivative assets at March 31, 2013, however, previously recognized derivative assets were marked-to-market each period.

At March 31, 2013 and December 31, 2012, the Company had no embedded derivatives.

14.	Related party transactions

Transactions with Goldcorp Inc.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp. At March 31, 2013, Goldcorp owned approximately 32% of the Company’s common shares. Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company paid $7.8 million against the principal balance on February 21, 2013, in compliance with the free cash flow covenant contained in the promissory note (Note 9).

During the three months ended March 31, 2013, $0.3 million (2012 - $1.3 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at March 31, 2013, the Company had an amount payable of $2.1 million outstanding to DMSL (December 31, 2012 - $2.3 million). As at March 31, 2013, the Company had an amount owing from Goldcorp Inc. of $0.1 million (December 31, 2012 - $0.3 million).

15.	Commitments and contingencies

(a)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Four of the properties included in the San Dimas Mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Three of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b)	As at March 31 2013, the Company had entered into commitments to purchase plant and equipment totaling $5.5 million (December 31, 2012 - $3.7 million).

(c )

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.

16.	Announcement of acquisition of Cerro Resources NL

On December 13, 2012, the Company announced that it had entered into a definitive agreement with Cerro Resources NL ("Cerro") to acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement (the "Arrangement") under the Australian Corporations Act 2001. Cerro is an exploration and development company whose principal asset is 69% of the feasibility stage Cerro Del Gallo project, a gold-silver deposit located in the province of Guanajuato, Mexico.

Under the terms of the Arrangement, each Cerro shareholder will receive 0.023 of a Primero common share for each Cerro common share held. Additionally Cerro shareholders will receive 80.01% of the common shares of a newly incorporated company ("Spinco"). Spinco will assume Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company will purchase a 19.99% interest in Spinco.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31 2013
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The transaction will be carried out by way of a court-approved scheme of arrangement. On April 30, 2013, the shareholders of Cerro approved the transaction at a special meeting of Cerro shareholders. A court date has been set for May 8, 2013 to approve the scheme and to set the dates for the transfer of scheme shares to Primero, the issue of Primero shares to scheme shareholders, the distribution of assets to Spinco and other matters. It is anticipated that all matters will be completed and the transaction will close in the second half of May 2013.

As part of the acquisition, the Company agreed to lend Cerro up to $5 million, intended to fund costs related to the Cerro del Gallo project incurred between the transaction announcement date and the transaction closing date. On March 8, 2013, the Company advanced $3 million to Cerro. The loan bears interest at 6% per annum and is secured by a mortgage on Cerro’s interest in the Cerro del Gallo project. The loan matures after the earliest of 24 months from the date of the Scheme Implementation Deed (the “Deed”), five business days after Cerro raises debt or equity financing of at least AUD $10 million or Cerro announces a Superior Proposal (as defined in the Deed), or 30 days after termination of the Deed as a result of Cerro’s breach.